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                                                                       EXHIBIT 1



ECHO BAY MINES LTD.
1210 Manulife Place
10180 - 101 Street
Edmonton, Alberta  T5J 3S4


                                                               September 5, 2001



Franco-Nevada Mining Corporation Limited
Suite 1900
20 Eglinton Avenue West
Toronto, Ontario M4R 1K8

Attention:  Pierre Lassonde and Seymour Schulich

Dear Sirs:

                  This confirms the agreement we have reached regarding the investment by Franco-Nevada Mining Corporation Limited ("FN") in the capital securities (the "Securities") issued by Echo Bay Mines Ltd. ("EB") pursuant to that certain indenture dated as of March 27, 1997 between EB and Bankers Trust Company, as amended or supplemented from time to time (the "Indenture"). Each of FN and EB represents and warrants to the other that it has obtained any necessary approvals required of its respective board of directors for the entering into of this agreement and consummation of the transactions contemplated hereby. Subject to the further provisions herein contained, this letter shall constitute a binding agreement (the/this "Agreement") enforceable in accordance with its terms.

                  EB covenants with FN that it will as soon as practicable following the entering into of this Agreement prepare and file with the securities regulatory authorities in Canada and the United States such documents as are necessary to allow EB to offer to holders of the Securities other than FN and Kinross Gold Corporation ("Kinross") the right to exchange their Securities for common shares (the "Shares") in the share capital of EB (the "Exchange Right"), on a basis whereby, if all holders of the Securities were to exercise their Exchange Right, Shares would be issued by EB and the ratio of ownership in EB would become 72:28 as to all present holders of the Securities and the present holders of the Shares respectively. FN represents that it beneficially owns

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$72.355 million in principal amount of the Securities and agrees to exchange all, and not less than all, of the Securities it owns, or may hereafter acquire, forthwith following the Exchange Right becoming effective, on the same 72:28 ratio as applies in respect of the Exchange Right, upon and subject to the preconditions set out below. In result, following exchange, and assuming no further acquisitions of Securities, FN will own approximately 261.6 million Shares. Notwithstanding the foregoing, at any time prior to Closing (as hereinafter defined), FN may sell a portion of the Securities it now owns or hereafter acquires to a non-affiliated party such that immediately following Closing, FN would own less than 50% of all of the issued and outstanding Shares; provided, however, that the buyer of the Securities so sold by FN would be obligated to exchange the Securities for Shares at Closing.

                  The following preconditions are included in this Agreement expressly for the benefit of FN and may be waived, in whole or in part, by FN giving notice to EB:

         1. Contemporaneously with this Agreement, EB shall enter into an agreement with Kinross by which Kinross will agree with EB to exchange all of the Securities held by Kinross into Shares of EB on the same terms as FN.

         2. Ninety percent of the holders of the Securities, other than FN and Kinross, agree to exchange their holdings for Shares on the same terms as those applicable to FN, such agreement to be obtained prior to EB mailing proxy solicitation materials to its shareholders.

         3. BMO Nesbitt Burns will have prepared and delivered a fairness opinion to the independent committee and board of directors of EB which opinion will be available to append to the proxy material to be sent to shareholders and to any registration statement or other material to be filed with the applicable regulatory authorities to register or otherwise qualify the Shares to be issued to the holders of the Securities.

         4. The syndicate of banks who have lent to Echo Bay Inc. as Borrower and EB and certain of its subsidiaries as Guarantors with the Bank of Nova Scotia as Agent under the terms of the Second Amended and Restated Gold Bullion Loan Agreement dated February 11, 1999 (the "Loan Agreement") must have consented to the exchange of the Securities on the basis of the Exchange Right set out in this Agreement and agreed to waive the right to demand repayment under the Loan Agreement in the context of a change of control to the satisfaction of FN no later than 20 days before the date fixed for the meeting of shareholders of EB to approve the steps required to accomplish this transaction.

         5. EB agrees to conduct its business in the ordinary course and abide by the the positive and negative covenants in the Loan Agreement in the period

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                  between the date of this Agreement and the Closing (as
                  hereinafter defined).

         6. The proxy materials to be distributed to the shareholders of EB and any registration statement filed with the applicable regulatory authorities in connection with these transactions will be satisfactory to FN, acting reasonably.

         7. The Shares issued to holders of the Securities shall be qualified for listing and trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations.

                  FN and EB recognize that the transaction contemplated by this Agreement and the issuance of the Shares are subject to obtaining the approval of the shareholders of EB and the applicable regulatory authorities. The term "approval" includes approval, consent or the failure to object. The expression "applicable regulatory authorities" includes, without limitation, any securities exchanges on which the common shares of EB are listed; the government authority having jurisdiction under the Competition Act and the Hart-Scott-Rodino Act; and the Court of Queen's Bench (Alberta), should any order of that court be required as to the conduct by EB of any business at the meeting of shareholders to be called in respect of the transaction contemplated hereby and the issuance of the Shares. EB represents and warrants that it will recommend the transaction and issuance of the Shares for approval by shareholders and use its best business efforts to secure such approval on a timely basis. The Exchange Right shall become effective on the business day following the date on which all necessary approvals are obtained and shall remain effective for 20 business days thereafter, unless extended by EB with the consent of FN.

                  The Shares issuable on exercise of the Exchange Right shall be issued within five business days of the expiration of the Exchange Right. The issue of the Shares is referred to herein as the Closing. The Closing shall occur December 31, 2001 or on such earlier or later date as the parties may determine; provided, however, that if the Closing date has not occurred by March 31, 2002, this Agreement may be terminated by the party not causing the delay. At the Closing, EB shall deliver certificates representing the Shares to FN and the Securities held by FN shall be cancelled. Similarly, EB shall deliver certificates representing the Shares to those holders of the Securities that exercise their Exchange Right and the Securities held by such holder shall be cancelled. EB shall use its best business efforts to ensure that all Shares issued to holders of the Securities are listed for trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations. EB expressly acknowledges that, prior to being able to complete an exchange of Securities for Shares with FN and Kinross, it is required to file and cause a registration statement on Form S-3 to become effective and to make such filings as are required under applicable Canadian securities legislation to cause the Shares to be freely

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tradeable and not subject to resale restrictions in the United States and
Canada. EB undertakes to complete the foregoing steps in addition to complying with all other regulatory requirements applicable to this Agreement.

                  Between the date hereof and the Closing, FN and EB undertake and agree to take such steps and do such things as may be necessary or appropriate to give full effect to this Agreement and the transaction contemplated hereby. In addition, the parties agree to execute such further documents as may be necessary or appropriate in the circumstances to give effect to the terms of this Agreement, and to include any matters contemplated hereby and such other matters as may be deemed appropriate by FN and EB. Specifically, but without limitation, the parties recognize that it will likely be desirable to recommend to shareholders that the Shares be consolidated on a minimum basis of one new Share for each five Shares currently held. Market conditions will dictate the timing of any such recommendation and the parties will communicate with each other, all with a view to reaching the most appropriate decision as to consolidation of the Shares.

                  The parties specifically acknowledge that EB is required to make timely disclosure of this Agreement and the transaction contemplated hereby and EB undertakes to review with FN any press releases it wishes to make prior to their public dissemination.

                  If this Agreement reflects the understandings we have reached, please execute the duplicate original provided and return it to us.

                                  Yours truly,

                                  s/s   Robert L. Leclerc

                                  Robert L. Leclerc
                                  Chairman and Chief Executive Officer




Accepted and agreed:

Franco-Nevada Mining Corporation Limited


By:  s/s  Seymour Schulich

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